Exhibit 99.1

News Release
B2Gold Reports Third Quarter 2015 Results;
Delivers Record Gold Production and Reduced Costs;
Cash Operating Costs of $584 Per Ounce and All-In Sustaining Costs of $875 Per Ounce

Vancouver, November 12, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) ("B2Gold" or the "Company") reports its operational and financial results for the three and nine months ended September 30, 2015. The Company previously released its gold production and revenue for the third quarter of 2015 (see news release dated 10/21/15). All dollar figures are in United States dollars unless otherwise indicated.

2015 Third Quarter Highlights

•	Record quarterly consolidated gold production of 124,371 ounces, 38% greater than in the same period in 2014
•	Gold revenue of $139.3 million on record sales of 124,481 ounces at an average price of $1,119 per ounce
•	Consolidated cash operating costs of $584 per ounce, 20% or $148 per ounce lower than in the same period last year
•	All-in sustaining costs of $875 per ounce, 22% or $242 per ounce lower than in the same period last year
•	Cash flow from operating activities of $33.9 million ($0.04 per share)
•	Otjikoto mill expansion from 2.5 million tonnes per year to 3.0 million tonnes per year completed on time and schedule in September
•	The Company is on track to meet the lower end of its 2015 production guidance of 500,000 to 540,000 ounces of gold and on track to meet its 2015 cost guidance of cash operating costs between $630 to $660 per ounce and all-in sustaining costs between $950 and $1,025 per ounce

2015 First Nine Months Highlights

•	Record year-to-date consolidated gold production of 361,796 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), an increase of 33% over the same period in 2014
•	Record year-to-date consolidated gold revenue of $414.6 million (or consolidated gold revenue of $437.7 million including $23.1 million of pre-commercial sales from Otjikoto)
•	Record year-to-date gold sales of 353,703 ounces (or 372,169 ounces including 18,466 ounces of pre-commercial sales from Otjikoto)
•	Consolidated cash operating costs of $650 per ounce, 6% or $44 per ounce lower than in the same period last year
•	All-in sustaining costs of $1,001 per ounce, 15% or $175 per ounce lower than in the same period last year
•	Cash flow from operating activities of $126.9 million ($0.14 per share) an increase of $50.7 million over the prior-year period
•	Successful transition from construction to commercial production at the new Otjikoto Mine
•	New $350 million corporate revolving credit facility finalized
•	Robust results from the new optimized feasibility study for the Fekola Project in Mali announced on June 11, 2015
•	Early works construction activities at the Fekola Project commenced in February 2015; mine construction commenced in the fourth quarter of 2015

2015 Third Quarter and First Nine Months Operational Results

Consolidated gold production in the third quarter of 2015 was another quarterly record of 124,371 ounces, representing an increase of 38% (or 34,179 ounces) over the same period last year. Consolidated gold production was approximately 6% (or 8,194 ounces) below budget as production from the Libertad Mine continued to be affected by operating delays at its new higher grade Jabali Antenna Pit (see "La Libertad Gold Mine - Nicaragua" section of the news release). The increased gold production over the 2014 comparative period was primarily attributable to the successful production start and strong ramp-up in production at the new Otjikoto Mine. On February 28, 2015, the new Otjikoto Mine in Namibia achieved commercial production, one month ahead of schedule, after a strong start-up following its first gold pour on December 11, 2014.

In the third quarter of 2015, consolidated cash operating costs and all-in sustaining cash costs were both significantly lower than in the third quarter of 2014. Cash operating costs were $584 per ounce compared to $732 per ounce in the prior year quarter, a $148 per ounce or 20% reduction. Cash operating costs were also $16 per ounce or 3% below budget. The favourable variances against both budgeted and prior year costs reflect the inclusion of new gold production from the low-cost Otjikoto Mine, including the benefit of a weakening Namibian dollar/US dollar exchange rate, and lower fuel and energy costs across all operations. All-in sustaining costs for the third quarter of 2015 were $875 per ounce compared to $1,117 per ounce for the third quarter of 2014.

Consolidated gold production for the first nine months of 2015 was a record 361,796 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), an increase of 33% (or 89,597 ounces) over the same period in 2014 and approximately 1% (or 4,003 ounces) below budget.

Year-to-date, consolidated cash operating costs were $650 per ounce, $42 per ounce below budget and $44 per ounce lower than the comparable period in 2014. All-in sustaining costs were $1,001 per ounce compared to $1,176 per ounce for the same period last year.

B2Gold is projecting another record year for gold production in 2015. The Company is on track to meet the lower end of its 2015 annual production guidance range of 500,000 to 540,000 ounces of gold (including pre-commercial production from Otjikoto). Consolidated cash operating costs are expected to be between $630 to $660 per ounce, compared to $680 per ounce in 2014, and all-in sustaining costs are expected to be between $950 to $1,025 per ounce. The substantial increase in the Company's consolidated gold production and reduction in consolidated cash operating costs per ounce in 2015 reflect the positive impact of new production from the Company's low-cost Otjikoto Mine.

2015 Third Quarter and First Nine Months Financial Results

Consolidated gold revenue in the third quarter of 2015 was $139.3 million on record sales of 124,481 ounces at an average price of $1,119 per ounce compared to $114.9 million on sales of 91,282 ounces at an average price of $1,259 per ounce in the third quarter of 2014. The increase in gold revenue was mainly attributable to a 36% increase in gold sales volume, partially offset by an 11% decline in the average realized gold price.

Consolidated gold revenue for the first nine months of 2015 was a record $414.6 million (or $437.7 million including $23.1 million of pre-commercial sales from Otjikoto) on record year-to-date sales of 353,703 ounces (or 372,169 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,172 per ounce compared to $364.2 million on sales of 283,607 ounces at an average price of $1,284 per ounce in the first nine months of 2014.

Cash flow from operating activities was $33.9 million ($0.04 per share) in the third quarter of 2015 compared to $33.7 million ($0.05 per share) in the third quarter of 2014. Cash flow from operating activities during the three months ended September 30, 2015 reflected higher sales volumes compared to the same period in 2014 primarily as result of the inclusion of a full quarter's sales from Otjikoto in 2015 (sales of 37,899 ounces). The benefit of the higher sales volumes was offset by lower average gold prices and a $14.3 million net working capital decrease mainly resulting from a reduction in value-added tax receipts and lower accounts payable balances. As a result, operating cash flows for the quarter were comparable to the prior-year period.

Cash flow from operating activities was $126.9 million ($0.14 per share) during the nine months ended September 30, 2015 compared to $76.2 million ($0.11 per share) in the comparable period of 2014. The increase in operating cash flows for the nine month period was mainly the result of increased gold sales following the commencement of commercial production at Otjikoto on March 1, 2015, positive working capital changes of $23.9 million and a reduction in VAT costs of $7.3 million. The main changes in working capital related to inventories and accounts payable. The nine months ended September 30, 2015 benefitted from the drawdown of the ore stockpile at the Masbate Mine in the amount of $6.9 million and a reduction of gold bullion inventory of $9.4 million. These positive cash flow variances from operating activities were partially offset by lower realized gold prices (11%) in the period.

For the third quarter of 2015, the Company generated a net loss of $13.6 million (negative $0.02 per share) compared to net loss of $274.1 million (negative $0.39 per share) in the comparable period of 2014. The net loss in the third quarter of 2014 included an impairment charge of $298.4 million following a reduction in the long-term gold price assumptions used in the Company's life-of-mine plans for its goodwill and investment in the Gramalote joint venture. Adjusted net income was $2.2 million ($0.00 per share) compared to an adjusted net loss of $4.2 million (negative $0.01 per share) in the third quarter of 2014.

For the nine months ended September 30, 2015, the Company generated a net loss of $30 million (negative $0.03 per share) compared to net loss of $309.6 million (negative $0.45 per share) in the comparable period of 2014. Adjusted net income for the nine months ended September 30, 2015 was $11.7 million ($0.01 per share) compared to $15.1 million ($0.02 per share) in the comparable period of 2014.

Liquidity and Capital Resources

At September 30, 2015, the Company had cash and cash equivalents of $86.8 million and working capital of $111.8 million.

On May 20, 2015, the Company signed a credit agreement with a syndicate of international banks for a new Revolving Credit Facility (the "New RCF") for an aggregate amount of $350 million. The New RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date. On June 11, 2015, the Company drew down $150 million under the New RCF. The amount drawn was used to repay the cumulative amount drawn under the Company's previous revolving credit facility. During the three months ended September 30, 2015, the Company drew down an additional $25 million under the New RCF leaving an undrawn balance of $175 million at September 30, 2015.

For the three and nine months ended September 30, 2015, resource property expenditures totalled $77.9 million and $194.6 million, respectively with the most significant components being the Fekola Project with expenditures of $39.4 million and $77.3 million, respectively and the Otjikoto Mine with net capital expenditures of $8.3 million and $27.8 million, respectively.

Operations

Otjikoto Mine - Namibia

The new Otjikoto Mine continues to perform strongly producing 38,252 ounces of gold in the third quarter of 2015, 4% (or 1,361 ounces) above budget. Gold production exceeded budget mainly due to better than expected mill throughput (704,132 tonnes processed versus 602,097 tonnes budgeted) and very high mill recoveries of 99.1% (versus 95.7% budgeted). The average gold grade processed was 1.71 grams per tonne ("g/t") compared to budget of 1.78 g/t. The Company continues to work on a new geologic resource model for the Otjikoto Pit incorporating 2014 drilling, grade control data, and in-pit mapping. The new geologic model and related engineering work are expected to be completed in the fourth quarter of 2015.

In the third quarter of 2015, Otjikoto's cash operating costs were $393 per ounce, 18% (or $88 per ounce) below budget. The favourable variance was mainly attributable to higher gold production and lower fuel prices than budgeted and a weaker than expected Namibian dollar/US dollar foreign exchange rate.

Year-to-date, the Otjikoto Mine produced 106,349 ounces of gold (including 18,815 ounces of pre-commercial production), 5% (or 5,257 ounces) above budget.

Otjikoto's cash operating costs for the seven months ended September 30, 2015 (commercial production was achieved February 28, 2015) were $444 per ounce, 12% (or $59 per ounce) below budget.

Expansion of the Otjikoto mill from 2.5 million tonnes per year to 3.0 million tonnes per year was completed on time and schedule in September. The plant expansion included the installation of two additional leach tanks and a pebble crusher.

Net capital expenditures in the third quarter of 2015 totaled $8.3 million and included expansion costs of $1.5 million and development costs of $6.7 million, including $3.5 million for deferred stripping. Net capital expenditures in the nine months ended September 30, 2015 totaled $27.8 million and included expansion costs of $10.3 million, a net cash inflow of $7.1 million for pre-commercial sales proceeds offset by pre-commercial production costs (the pre-production revenue credited to Otjikoto's mineral property development costs was $23.1 million from the sale of 18,466 ounces) and development costs of $24.6 million. The Otjikoto Mine development costs for the nine months ended September 30, 2015 included cash payments of $14.4 million for capital costs incurred and accrued in 2014.

For the full-year 2015, the Otjikoto Mine is expected to produce between 140,000 to 150,000 ounces of gold (including pre-commercial production) at a cash operating cost in the $500 to $525 per ounce range.

All ore in 2015 and most ore in 2016 is expected to come from the existing Otjikoto Pit. Beyond 2016, Otjikoto's gold production is expected to be further enhanced by the development of the Wolfshag zone, adjacent to the main Otjikoto Pit. A conceptual mining study, incorporating the high-grade Wolfshag zone as well as the new geologic model for the Otjikoto Pit, is scheduled to be delivered in the fourth quarter of 2015. This mining study will determine the optimal point to transition from open pit to underground mining at Wolfshag. On January 20, 2015, the Company announced a significantly higher inferred mineral resource estimate for the Wolfshag zone gold deposit. The updated inferred mineral resource for Wolfshag contains 675,000 ounces of gold grading 8.14 g/t, significantly higher than the previous resource grades of 3.2 g/t gold.

Masbate Gold Mine - Philippines

The Masbate Mine produced 40,368 ounces (Q3 2014 - 43,746 ounces) of gold in the third quarter of 2015, approximately in-line with expectations. Better than expected mill throughput (1,669,355 tonnes compared to budget of 1,629,837 tonnes) and mill recoveries (75% compared to budget of 71.2%), largely offset lower than expected mill feed grades (1.00 g/t compared to budget of 1.11 g/t). Due to a temporary change in the mining schedule, more oxide ore (with better recoveries but lower grades) was processed from the Colorado Pit than budgeted. Gold production is expected to increase in the fourth quarter as the Company returns to its planned mining schedule and begins to mine higher grade ore from the main ore body at the Main Vein Stage 1 Pit. Gold production was 7% (or 3,378 ounces) lower in the third quarter of 2015 compared to the same period last year, mainly due to lower grades. In the third quarter of 2014, the Company began mining a high grade area of the Colorado Pit with significantly higher grades than typically encountered through the rest of the Colorado Pit.

In the third quarter of 2015, Masbate's cash operating costs were $684 per ounce, $58 per ounce below budget and $109 per ounce lower than in the prior-year quarter. Cash costs in the quarter were positively impacted by lower fuel and energy costs, improved haul fleet productivities, and reduced mill liner costs.

Year-to-date, gold production at Masbate was 127,845 ounces, slightly higher than budget and 4% (or 4,622 ounces) higher than in the same period last year.

Masbate's cash operating costs for the nine months ended September 30, 2015 were $712 per ounce, $107 per ounce below budget and $72 per ounce lower than in the same period last year.

Capital expenditures in the third quarter of 2015 totaled $11.9 million which consisted mainly of pre-stripping ($1.2 million), mine infrastructure projects ($0.9 million), mine equipment ($1.6 million), land purchases ($0.9 million), plant initiatives ($5.2 million including $3.9 million for the deposits on additional process tanks) and tailings line upgrades ($0.6 million). Year-to-date, capital expenditures totaled $27.9 million, consisting mainly of pre-stripping ($5.5 million), mine equipment ($4.1 million), mine infrastructure projects such as accessing, dump and stockpile development ($3.0 million), land purchases ($2.4 million), process plant initiatives ($6.3 million) and tailings pond upgrades ($1.4 million).

For the full-year 2015, the Masbate Mine is projected to produce approximately 170,000 to 180,000 ounces of gold at a cash operating cost of approximately $740 to $775 per ounce.
La Libertad Gold Mine - Nicaragua

In the third quarter of 2015, La Libertad Mine produced 31,234 ounces of gold, 25% (or 10,374 ounces) below budget. Gold production in the current quarter continued to be affected by operating delays at the new higher grade Jabali Antenna Pit. As a result, head grades were lower than anticipated (1.78 g/t compared to budget of 2.44 g/t). The Jabali Antenna Pit which had been scheduled to commence production in June is now expected to be permitted late in the fourth quarter of 2015. Gold production in the third quarter of 2015 was also lower compared to 36,624 ounces produced in the third quarter of 2014, as the prior-year quarter had benefited from higher grade ore being processed from the Santa Maria Pit which is no longer active. The mill continues to operate well processing 581,597 tonnes (Q3 2014 – 547,876 tonnes) with gold recoveries averaging 94% (Q3 2014 – 94.4%).

La Libertad's cash operating costs in the third quarter of 2015 were $659 per ounce, $99 per ounce higher than in the third quarter of 2014 due principally to lower gold production related to mine grade. Tonnes processed were 6% higher compared to the prior-year quarter, but the average grade was 19% lower, resulting in lower production and higher per ounce cash operating costs. Cash operating costs were $134 per ounce above budget as a result of lower gold production which was grade related.

Year-to-date, La Libertad produced 84,241 ounces of gold (2014 – 112,901 ounces), 12% (or 11,270 ounces) below budget.

La Libertad's cash operating costs were $764 per ounce for the first nine months of 2015, $91 per ounce above budget and $213 per ounce higher than in the same period in 2014.

Capital expenditures in the third quarter of 2015 totaled $2.4 million which consisted mainly of tailing storage facility design and construction ($0.3 million), pre-stripping ($0.4 million) and resettlement work ($1.0 million). Year-to-date, capital expenditures totaled $13.9 million, consisting mainly of tailings storage facility design and construction ($6.5 million), pre-stripping ($1.9 million), mine projects and improvements ($1.4 million), resettlement work ($1.4 million), and process plant equipment and improvements ($0.7 million).

In light of the operating delays at the new Jabali Antenna Pit, La Libertad is now projected to produce approximately 120,000 to 125,000 ounces of gold at a cash operating cost of approximately $720 to $740 per ounce for the full-year 2015 (the Company's previous full-year guidance range had been approximately 135,000 to 145,000 ounces of gold at a cash operating cost of $605 to $635 per ounce).

El Limon Gold Mine - Nicaragua

The Limon Mine produced 14,517 ounces of gold in the third quarter of 2015, 18% (or 2,240 ounces) above budget and 48% (or 4,695 ounces) higher than in the same quarter last year. Gold production in the current quarter was better than expected as a planned mill maintenance shutdown was postponed until January 2016, resulting in an additional 13 operating days in September. In the prior-year quarter, gold production was negatively affected by installation delays for a dewatering system at Santa Pancha 1 which impeded access to higher grade zones. The installation was successfully completed in early November 2014 and access to the higher grade stopes at Santa Pancha 1 commenced in December 2014. The mill continued to operate well in the quarter processing 128,002 tonnes (Q3 2014 – 118,673 tonnes) with gold recoveries averaging 94.1% (Q3 2014 – 91.1%). The mill performance reflects ongoing improvements in downstream tank circuitry and cyclone improvements. The average gold grade processed was 3.75 g/t (Q3 2014 – 2.82 g/t).

In the third quarter 2015, Limon's cash operating costs were $644 per ounce, $81 per ounce below budget and $455 per ounce lower than in the prior-year quarter. Cash operating costs per ounce were better than expected mainly due to higher gold production and lower processing costs across a number of areas, including lower power costs and reduced consumable costs for leaching. Third quarter 2015 cash operating costs were lower than the prior-year quarter primarily due to higher gold production.

Year-to-date, the Limon Mine produced 43,361 ounces of gold compared to 36,075 ounces produced in the same period last year and to budget of 41,857 ounces.

Cash operating costs were $662 per ounce for the nine months ended September 30, 2015, $71 per ounce below budget and $168 per ounce lower than the same period in 2014.

The Limon Mine is on track to meet the lower end of its 2015 annual production guidance range of 55,000 to 65,000 ounces of gold at a cash operating cost of approximately $680 to $710 per ounce (despite an illegal blockade affecting its operations from September 28, 2015 to October 18, 2015, as disclosed in the Company's news releases dated October 5, 7, and 21, 2015).

Development

Fekola Development Project - Mali

On June 11, 2015, the Company announced the results of an optimized Feasibility Study for the Fekola Project in Mali which indicated robust economics. For additional details regarding the Feasibility Study, please refer to the Company's news release dated June 11, 2015 or the technical report in respect of the Feasibility Study which was filed on July 24, 2015, each of which may be found under B2Gold's corporate profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Initial construction activities at Fekola began in February 2015 led by core team members of the Otjikoto construction team. Early works construction activities that were completed included:

•	Construction of a new site access road (40 km from the tar road to site) complete with a bridge across a major waterway to allow for year round access;
•	Construction of an on-site airstrip designed to allow personnel to fly directly in and out of the site (materially complete but waiting for final regulatory approvals);
•	Construction of the camp pad and commencement of clearing within the mill footprint;
•	Crushing of aggregate to produce sand and gravel to be used in the concrete batch plant;
•	Construction of the concrete batch plant; and
•	Development of the on-site geotechnical laboratory to be used for compaction and concrete testing.

All of these activities allowed the project to move forward and prepare for work after the rainy season which runs from late June through September. The site has been receiving a steady stream of materials for mine construction which commenced in the fourth quarter of 2015. Activities that are currently scheduled include:

•	Commencing construction of the permanent camp;
•	Commencing excavation of the mill area; and,
•	Commencing clearing of the tailings basin.

Concurrently, with the activities on site, the B2Gold engineering team continues to work with Lycopodium Engineering in Australia to complete detailed design and procure long-lead items. To date, many of the major mill packages have been identified and purchase orders have been issued. This includes SAG and ball mills, thickeners, cyclones, crusher, and tanks.

The initial 2015 budget for Fekola was $38 million for the early earthworks and $4 million for the feasibility study costs. Upon completion of the feasibility study, the 2015 Fekola construction budget was increased by $62 million from $38 million to $100 million, which is expected to cover the purchase of additional plant and equipment, order of long-lead items and ongoing site development.

Outlook

With the successful transition from construction to commercial production at the Otjikoto Mine, the Company is projecting another record year of gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to meet the lower end of its estimated production range of 500,000 to 540,000 ounces of gold, an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 and $660 per ounce and all-in sustaining costs are expected to be between $950 and $1,025 per ounce. The substantial increase in the Company's consolidated gold production and reduction in consolidated cash operating costs per ounce reflect the positive impact of lower operating costs at the Company's mines and new production from the Company's low-cost Otjikoto Mine which reached commercial production on February 28, 2015.

In light of the continuing downturn in the spot price of gold, the Company continues to take cost control initiatives including, but are not limited to, preparation of alternate mine plans and sequencing using lower gold prices and higher cut-off grades, scale back of non-core development activity, rationalization of the Company's cost base and tax structure and reduction in capital, exploration and general and administrative costs. Over the past couple of years, the Company has already taken steps to streamline its operations and will continue to do so. The core activities of the Company remain its current mining operations and the construction of its Fekola Project. The Company's objectives looking forward are to continue to optimize current mining operations and maintain a strong balance sheet and flexible financing arrangements, including the New RCF, to enable the Company to complete construction of Fekola and maintain the Company's impressive production growth profile. In addition, the Company will continue exploration programs focused primarily on brownfields exploration on the Company's existing projects.

Third Quarter 2015 Financial Results - Conference Call Details

B2Gold Corp. will release its third quarter results before the North American markets open on Friday November 13, 2015.

B2Gold executives will host a conference call to discuss the results on Friday, November 13 at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free at 1-800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=174465. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 1- 800-408-3053 (pass code: 4488995).

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements with respect to future events or future performance, estimated future revenues, production estimates, anticipated operating and production costs and projected cash operating costs and all-in sustaining costs, budget estimates, including the construction budget for the Fekola Project, and future demand for and prices of commodities; and statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company's properties, the projections included in existing technical reports, economic assessments and feasibility studies, including the Fekola feasibility study, and the completion of new studies including the new mining study for the Otjikoto Mine and geological model for the Otjikoto Pit, the potential for expansion of mineral resources and reserves, the potential for expansion of production capacity, including the expansion of gold production, development of the Wolfshag zone and transition to underground mining at Otjikoto and the anticipated permitting and production from the Jabali Antenna Pit at La Libertad, projected capital investments and future production, including the potential construction and production from the Fekola gold project and the availability of and potential for receiving further commitments in respect of the New RCF. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with the uncertainty of reserve and resource estimates; the uncertainty associated with pre-feasibility studies, which do not purport to establish the legal or commercial viability of mineral deposits; volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation risk; risks related to hedging activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; and community support for our operations including risks related to strikes and the halting of such operations, from time to time; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term "resources", which are not "reserves". Under U.S. standards, companies are not normally permitted to disclose mineralization that does not constitute "reserves". Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC's disclosure standards normally do not permit companies to disclose mineral resources in their filings with the SEC. In addition, the definitions of "reserves" and related terms under NI 43-101 and the SEC's Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Further, U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category, and investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.  For the above reasons, information contained in this news release that describes the Company's mineral resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by companies that report in accordance with U.S. standards.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs","all-in sustaining costs" and "adjusted net income". Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's management discussion and analysis, available under B2Gold's corporate profile at www.sedar.com or on its website at www.b2gold.com, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates such measures.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2015	For the three months ended Sept. 30, 2014	For the nine months ended Sept. 30, 2015	For the nine months ended Sept. 30, 2014

Gold revenue	$139,250	$114,924	$414,648	$364,202

Cost of sales

Production costs	(75,250)	(66,311)	(229,169)	(194,545)
Depreciation and depletion	(35,749)	(29,020)	(103,552)	(82,710)
Royalties and production taxes	(5,347)	(3,671)	(16,103)	(11,957)

Total cost of sales	(116,346)	(99,002)	(348,824)	(289,212)

Gross profit	22,904	15,922	65,824	74,990

General and administrative	(8,770)	(7,604)	(28,830)	(28,020)
Share-based payments	(3,078)	(2,712)	(12,213)	(13,440)
Provision for non-recoverable input taxes	28	(636)	(583)	(2,761)
Write-off of mineral property interests	(8,117)	(364)	(8,117)	(364)
Foreign exchange losses	(1,456)	(1,784)	(4,371)	(450)
Other	(821)	(1,832)	(2,607)	306
Impairment of goodwill and other long-lived assets	-	(298,397)	-	(298,397)

Operating income (loss)	690	(297,407)	9,103	(268,136)

Unrealized gain (loss) on fair value of convertible notes	12,513	31,522	5,842	(11,173)
Gain on sale of Bellavista property	-	-	2,192	-
Community relations	(1,036)	(3,034)	(2,974)	(5,796)
Interest and financing expense	(3,062)	(1,675)	(13,029)	(4,418)
Realized losses on derivative instruments	(891)	(389)	(3,439)	(1,273)
Unrealized (losses) gains on derivative instruments	(9,190)	995	(15,010)	1,942
Write-down of long-term investments	(3,360)	-	(5,215)	(3,007)
Other	194	352	527	1,432

Loss before taxes	(4,142)	(269,636)	(22,003)	(290,429)

Current income tax, withholding and other taxes	(4,903)	(3,562)	(4,335)	(18,946)
Deferred income tax expense	(4,540)	(930)	(3,690)	(260)

Net loss for the period	$(13,585)	$(274,128)	$(30,028)	$(309,635)

Attributable to:
Shareholders of the Company	$(15,082)	$(274,096)	$(30,005)	$(309,648)
Non-controlling interests	1,497	(32)	(23)	13

Net loss for the period	$(13,585)	$(274,128)	$(30,028)	$(309,635)

Loss per share (attributable to shareholders of the Company)
Basic	$(0.02)	$(0.39)	$(0.03)	$(0.45)
Diluted	$(0.02)	$(0.39)	$(0.03)	$(0.45)

Weighted average number of common shares outstanding (in thousands)
Basic	924,101	700,755	921,397	682,516
Diluted	924,101	700,755	921,397	682,516

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30 (Expressed in thousands of United States dollars) (Unaudited)
	For the three months ended Sept. 30, 2015	For the three months ended Sept. 30, 2014	For the nine months ended Sept. 30, 2015	For the nine months ended Sept.30, 2014

Operating activities
Net loss for the period	$(13,585)	$(274,128)	$(30,028)	$(309,635)
Mine restoration provisions settled	(42)	(345)	(486)	(954)
Non-cash charges	54,250	301,996	151,240	411,764

Cash provided by operating activities before changes in non-cash working capital	40,623	27,523	120,726	101,175

Changes in non-cash working capital	(4,999)	9,269	10,869	(13,054)
Changes in long-term value added tax receivables	(1,713)	(3,069)	(4,706)	(11,971)

Cash provided by operating activities	33,911	33,723	126,889	76,150

Financing activities
Drawdowns on old revolving credit facility	-	48,767	25,000	73,767
Drawdown on new revolving credit facility, net of transaction costs	24,881	-	168,735	-
Repayment of old revolving credit facility	-	-	(150,000)	-
Otjikoto equipment loan facility, drawdowns net of transaction costs	-	(22)	3,883	19,689
Repayment of Otjikoto equipment loan facility	(1,716)	(1,522)	(5,149)	(3,927)
Payment of finance lease obligations	-	-	-	(16,017)
Repayment of Nicaraguan equipment loans	(385)	(274)	(1,137)	(651)
Interest and commitment fees paid	(1,527)	(5,223)	(8,665)	(12,460)
Common shares issued for cash	-	967	540	2,763
Restricted cash movement	1,052	44	652	(3,025)

Cash provided by financing activities	22,305	42,737	33,859	60,139

Investing activities
Expenditures on mining interests:
Masbate Mine, development and sustaining capital	(11,870)	(6,564)	(27,936)	(32,499)
Otjikoto, development and pre-production costs net of sales proceeds	(8,284)	(36,283)	(27,817)	(139,979)
Libertad Mine, development and sustaining capital	(2,385)	(5,602)	(13,867)	(23,921)
Limon Mine, development and sustaining capital	(5,567)	(3,134)	(16,771)	(13,320)
Fekola Project, development	(39,365)	-	(39,365)	-
Fekola Project, pre-construction	-	-	(37,926)	-
Gramalote, prefeasibility and exploration	(1,631)	(2,907)	(8,419)	(11,043)
Other exploration and development	(8,825)	(8,337)	(22,524)	(24,790)
Purchase of non-controlling interest	-	-	(6,138)	-
Sale of EVI preference shares	-	-	-	5,487
Cash acquired on Papillon acquisition	-	32,189	-	32,189
Acquisition of rights	-	-	(4,000)	-
Other	374	(1,050)	1,217	(1,089)

Cash used by investing activities	(77,553)	(31,688)	(203,546)	(208,965)

(Decrease) increase in cash and cash equivalents	(21,337)	44,772	(42,798)	(72,676)

Effect of exchange rate changes on cash and cash equivalents	(1,596)	(540)	(2,981)	(1,014)

Cash and cash equivalents, beginning of period	109,718	134,814	132,564	252,736

Cash and cash equivalents, end of period	$86,785	$179,046	$86,785	$179,046

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (Expressed in thousands of United States dollars) (Unaudited)
	As at September 30, 2015	As at December 31, 2014

Assets
Current
Cash and cash equivalents	$86,785	$132,564
Accounts receivable and prepaids	9,560	14,446
Value-added and other tax receivables	14,812	16,671
Inventories	89,447	95,991

	200,604	259,672

Assets classified as held for sale	-	2,787

Long-term investments	11,515	18,408

Value-added tax receivables	29,528	25,405

Mining interests
-Owned by subsidiaries	1,738,406	1,722,807
-Investments in joint ventures	76,356	67,926

Other assets	20,530	21,593

	$2,076,939	$2,118,598

Liabilities
Current
Accounts payable and accrued liabilities	$52,050	$53,055
Current taxes payable	9,779	16,610
Current portion of long-term debt	13,692	10,456
Current portion of derivative instruments at fair value	5,713	2,406
Current portion of mine restoration provisions	1,062	1,062
Other	6,492	1,130

	88,788	84,719

Liabilities associated with assets held for sale	-	4,009

Derivative instruments at fair value	15,322	694

Long-term debt	405,519	368,832

Mine restoration provisions	53,762	51,957

Deferred income taxes	80,129	77,579

Employee benefits obligation	6,337	5,468

Other long-term liabilities	3,154	-

	653,011	593,258

Equity
Shareholders' equity

Share capital

Issued: 926,917,542 common shares (Dec 31, 2014 – 917,652,046)	2,036,568	2,018,468

Contributed surplus	66,764	59,789

Accumulated other comprehensive loss	(96,453)	(71,553)

Retained deficit	(586,950)	(536,617)

	1,419,929	1,470,087

Non-controlling interests	3,999	55,253

	1,423,928	1,525,340

	$2,076,939	$2,118,598